ChipMOS TECHNOLOGIES (Bermuda) LTD.

August 30, 2005

VIA FACSIMILE and EDGAR

Mr. Gary R. Todd,

Reviewing Accountant,

Mail Stop 6010,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street,

Washington, D.C. 20549

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.

Form 20-F for the fiscal year ended December 31, 2004

Forms 6-K for fiscal 2005

File No. 0-3116

Dear Mr. Todd:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) has received the comment letter from the Staff dated August 18, 2005 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 29, 2005. On behalf of the Company, we wish to thank you and the other members of the Staff for taking the time to review the Form 20-F and for providing us with your comments.

The Company notes that the Staff has requested that the Company either: (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. The Company expects that it will be in a position to respond to all of the Staff’s comments by September 16, 2005, and would be grateful if the Staff could accommodate the Company in this regard.

Mr. Gary R. Todd	-2-

Thank you again for your time. Should you have any questions or wish to discuss the foregoing, please feel free to contact me in Taiwan at (886) 3-571-6088 (ext. 8302) or by fax at (886)-3-571-6073 or by e-mail at s.k._chen@chipmos.com.tw. In my absence, please contact Ms. Silvia Yu-Chiao Su at (886) 3-571-6088 (ext. 8320).

Very truly yours,
/s/ Shou-Kang Chen Shou-Kang Chen Chief Financial Officer

cc:	Brian R. Cascio

Jeanne Bennett

(The Securities and Exchange Commission)

Shih-Jye Cheng

Silvia Yu-Chiao Su

(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre

Ling Yang

(Sullivan & Cromwell LLP)